15049064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8-67911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLaughlin Ryder Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1421 Prince St.
(No. and Street)

Alexandria	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Grebenstein (703) 684-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

919 East Main Street	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Shawn McLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Ryder Investments, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Virginia
Michelle Glicklin - Notary Public
Commission No: 336211
My Commission Expires 3/31/2015

Signature
Shawn P. McLaughlin
President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, Virginia

We have audited the accompanying statement of financial condition of McLaughlin Ryder Investments, Inc. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McLaughlin Ryder Investments, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statement, opening stockholder's equity has been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

McGladrey LLP

Richmond, Virginia
February 28, 2015

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,		**2014**
ASSETS		
Cash	$	324,750
Due from clearing broker		180,467
Due from affiliate		5,201
Employee receivable		127,139
Prepaid expenses		9,545
Property and equipment, net		110,083
Goodwill		110,697
Total assets	**$**	**867,882**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	432
Due to McLaughlin Investments, LLC		303,927
Settlement payable		33,500
Deferred rent liability		175,124
Total liabilities		**512,983**
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized 600 shares issued and outstanding		14,000
Additional paid-in capital		376,832
Retained deficit		(35,933)
Total stockholder's equity		**354,899**
Total liabilities and stockholder's equity	**$**	**867,882**

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

McLaughlin Ryder Investments, Inc. (the Company) was incorporated on July 2, 2007. The Company is registered in 36 states as a broker dealer under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates within the exemptive provisions of subparagraph k(2)(ii) of the SEC rule 15c3-3. The Company is wholly owned by McLaughlin Investments, LLC (the Member or Stockholder).

Recently issued accounting pronouncement:

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. The updated standard becomes effective for the Company in the first quarter of fiscal year 2017. The Company is currently evaluating the effect that the provisions of ASU 2014-09 will have on the Company's financial statements.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and other revenue:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other revenues relate to fees earned from agreement with clearing broker. Other revenue is recognized when realized and earned.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

NOTE 1. (CONTINUED)

Due from clearing broker:

As of December 31, 2014 the due from clearing broker consists of the following:

Cash in firm accounts	$	20,827
Restricted deposit		100,000
Receivable for commissions earned		59,640
Total due from clearing broker		**180,467**

The Company has $100,000 deposited with Pershing LLC. The deposit is restricted per an agreement between the Company and Pershing. This balance must remain deposited with Pershing so long as the Company remains using their brokerage platform.

Property and equipment:

Property and equipment is stated at cost. Property and equipment are depreciated over their estimated useful lives by use of the straight-line method. The estimated useful lives of the property and equipment are 3 - 5 years for equipment and the life of the lease for leasehold improvements. Property and equipment consists of the following at December 31, 2014:

Office equipment	$	1,797
Leasehold improvements		132,527
		134,324
Less accumulated depreciation		24,241
Property and equipment, net		**110,083**

Goodwill:

On September 15, 2010 the Member acquired 100% of the Company's outstanding common stock for $117,500. The purchase price exceeded the Company's net assets by $110,697 and is recorded on the Company's statement of financial condition as goodwill by applying push down accounting. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of the reporting unit exceeds its estimated fair value. If this first step of the goodwill impairment test identifies a potential impairment, the Company performs a second step for that reporting unit to determine the amount of impairment loss, if any. The Company determines the fair value of its reporting unit utilizing a market based approach.

NOTE 1. (CONTINUED)

Income taxes:

The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns since 2011 are open to examination. Management has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that could require adjustment or disclosure in the financial statements to comply with provisions set forth in Accounting Standards Codification (ASC) section 740, *Income Taxes*.

NOTE 2. FINANCIAL STATEMENT RESTATEMENT

In prior years, the Company incorrectly recorded amounts related to rent expense on its office space commitment discussed in Note 5. The lease includes rent escalation clauses, rent abatement periods, and lessor incentives. Rent expense should be recognized on a straight-line basis over the lease term, which includes consideration over the aforementioned items. Therefore, the 2013 financial statements have been restated. The effect of this restatement on the financial statements as of and for the year ended December 31, 2013 was as follows:

Increase in property and equipment, net	$	122,908
Increase in deferred rent liability		178,926
Decrease in stockholder's equity		(56,018)
Decrease in net income		(56,018)

NOTE 3. RELATED PARTY

The Company has an agreement with the Member for re-payment and division of applicable expenses. The Company has a receivable from McLaughlin Ryder Advisory Services, LLC (MRAS, LLC) of $5,201 as of December 31, 2014 for expenses incurred on their behalf. MRAS, LLC is a wholly owned subsidiary of the Member and a Registered Investment Advisor.

NOTE 3. (CONTINUED)

The Company offsets accounts receivable from and accounts payable to the Member in the accompanying statement of financial condition, which is a net due to at December 31, 2014, consisting of the following:

Accounts receivable	$	(81,845)
Accounts payable		85,806
Accrued payroll and related benefits		299,966
Due to McLaughlin Investments, LLC		**303,927**

In addition, the Company had a receivable of $127,139 from certain employees as of December 31, 2014 related to legal expenses incurred to resolve a matter with a prior employer.

NOTE 4. RETIREMENT PLAN

The Member sponsors a qualified defined contribution 401(k) profit sharing plan for all full-time employees who meet the plan participation criteria. The Member's plan provides for matching contributions equal to a percent of the eligible employee's compensation. The Member is also permitted to make discretionary contributions on an annual basis. Matching contributions amounted to $53,062 for the year ended December 31, 2014. There were no discretionary contributions made during the year ended December 31, 2014.

NOTE 5. COMMITMENTS

The Member leases office facilities under an agreement that expires in August 2023. The lease includes a five-year renewal option at the end of the lease term. The lease also requires the Member to pay certain common area maintenance and operating expenses applicable to the leased properties. As part of the agreement discussed in Note 3, the Company remits payment for its applicable expenses. Estimated future payments under this commitment to the Member at December 31, 2014 are as follows:

Estimated future minimum lease payments under the lease at December 31, 2014 are as follows:

YEAR ENDING DECEMBER 31,		
2015	$	110,109
2016		113,412
2017		116,814
2018		120,319
2019		123,928
Thereafter		475,480
	$	**1,060,062**

NOTE 6. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had a net capital of $(7,920) which was $42,119 below its required net capital of $34,199. The Company's net capital ratio was -65 to 1 at December 31, 2014.

The net capital deficiency resulted from improper accounting of its facilities lease held at the Member which resulted in a restatement of the prior year financials as mentioned in Note 2. A capital contribution of $200,000 was made to the Company by the stockholder upon recognition of the issue.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated for subsequent events through February 28, 2015, the date the financial statements were available to be issued. The Company noted the following subsequent events:

A FINRA arbitration regarding the hiring of certain employees was settled on February 2, 2015, resulting in a joint and several award of $50,000 against the Company and related employees. The stockholder made a capital contribution to the Company on February 3, 2015 in the amount of $50,000.

As a result of the financial restatements regarding the improper accounting for the lease held at the Member and flowing through to the Company, a net capital deficiency was recognized on February 16, 2015. Company regulators were immediately notified and a capital contribution of $200,000 was made by the stockholder to the Company to ensure immediate compliance.

Following the recognition of both events above and the subsequent capital contributions, at February 17, 2015, the Company had a net capital of $246,890 which was $224,713 above its required net capital of $22,177.